NSAR QUESTIONNAIRE - STOCK/ALLOCATION
ATTACHMENT

Sub-Item 77D(g)

At a meeting held on August 9-10, 2004, the Board of Trustees of the Registrant approved a resolution terminating Wells Capital Management as the investment sub-adviser to the International Equity Fund; and recommending that shareholders of the International Equity Fund vote to approve the new sub-advisers, Artisan Partners, LSV Asset Management and New Star Institutional Managers effective September 15, 2004. Shareholders of the Wells Fargo International Equity Fund will be asked to approve the Fund's new sub-advisers at a special shareholder meeting currently scheduled for January 14, 2005.

As a result of the change in sub-adviser, the International Equity Fund now will utilize three different styles of international equity management. LSV Asset Management will focus on international value, New Star Institutional Managers will focus on international blend, and Artisan Partners will focus on international growth.